March 10, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Lily Dang
Karl Hiller

Re:	Leafbuyer Technologies, Inc. Form 10-K for the Fiscal Year Ended June 30, 2020 Filed September 25, 2020 File No. 000-55855

Ladies and Gentlemen:

Please accept this letter as the responses of Leafbuyer Technologies, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter from the Division of Corporation Finance dated February 11, 2021 (the “Comment Letter”) with respect to Leafbuyer Technologies, Inc. Form 10-K for the fiscal year ended June 30, 2020 (the “Form 10-K”).

For ease of reference, we have repeated each of the Staff’s comments below, followed by the corresponding response of the Company.

Form 10-K for the Fiscal Year Ended June 30, 2020

Part IV

Exhibit and Financial Statement Schedules, page 27

1. Please refer to the Exhibit Table in Item 601(b) of Regulation S-K for an indication of all exhibits required in Form 10-K and amend your filing to include all of the information specified in Item 15 of Form 10-K including the required exhibits.

Answer to Comment 1: The Company will amend the Form 10-K in order to produce Exhibits 3.1 (Articles of Incorporation), 3.2 (Bylaws), 4.1 (Description of Securities), 4.3 (Certificate of Designation for Series A Preferred stock), 4.4 (Certificate of Designation for Series B Preferred stock), and 10.3 (2017 Equity Incentive Plan). Exhibit numbers 3.1, 3.2, 4.3, 4.4, and 10.3 will be incorporated by reference, while Exhibit 4.1 will be filed with the amended Form 10-K.

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Financial Statements

Note 4 – Capital Stock and Equity Transactions, page 41

2. We note your disclosure stating that your 3,000,000 Series A convertible preferred shares may be converted into "a number of shares of Common Stock so that the Series A holders would hold 55% of the number of outstanding shares of Common Stock." Please expand your disclosure to specify the conversion price and the number of common shares issuable pursuant to this provision at each balance sheet date, and provide a description of events that could further change the conversion price and number issuable shares to comply with FASB ASC 505-10-50-3 and 50-6.

Answer to Comment 2: The Company provided the following disclosure for the June 30, 2019 balance sheet date: Series A Convertible Preferred Stock was originally convertible into 3,000,000 common shares based on the total outstanding equity as of March 23, 2017. As of June 30, 2019, the Series A Convertible Preferred Stock would be convertible into approximately 5,371,630 common shares, based on 47,914,967 common shares outstanding as of June 30, 2019. The Series B Convertible Preferred Stock is convertible into 1,480,000 common shares.

The Company is amending its Form 10-K in order to provide disclosures related to its Series A holders as of its June 30, 2020 balance sheet date.

The 3,000,000 Series A Preferred Shares currently outstanding are convertible into the greater of one share of Common Stock or a number of shares of Common Stock so that the Series A holders would hold 55% of the number of outstanding shares of Common Stock. The Series A Preferred Shares vote on an “as-converted” basis. As of June 30, 2020, the Series A Preferred Shares would be convertible into approximately 46,313,430 common shares based upon 82,892,802 common shares outstanding as of June 30, 2020. As of June 30, 2019, the Series A Convertible Preferred Stock would be convertible into approximately 5,371,630 common shares, based on 47,914,967 common shares outstanding as of June 30, 2019. As of June 30, 2020 and 2019 the Series B Convertible Preferred Stock is convertible into 1,120,000 common shares.

3. Tell us how you have considered FASB ASC 470-20-35-1 in determining that you would not recognize beneficial conversion features associated with issuances of equity instruments that have changed the Series A preferred share conversion price.

Answer to Comment 3: We evaluated the convertible preferred stock agreements for derivatives and determined that they do not qualify for derivative treatment for financial reporting purposes. We also determined this does not qualify as a beneficial conversion feature. Accordingly, the balances have been reported at the carrying amounts.

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4. We note that the Certificate of Designation that appears as Exhibit 4.2 to the Form 8-K that you filed on March 29, 2017 includes a description of the initial conversion price that implies holders of the Series A preferred shares owned 21,750,000 common shares or common share equivalents that would be considered in determining the number of shares issuable in exchange for the Series A preferred shares.

Please expand your disclosure to include a description of the formula to be utilized in determining the number of shares issuable upon conversion and to specify the number of any instruments held by the counterparties that are considered in the computation.

If such shares are relevant, disclose how any subsequent change in the common share and common share equivalents of the Series A preferred stock investors, or possible transfers of the Series A preferred shares by such investors to new investors, would be considered in determining the number of issuable common shares.

Also disclose how any partial conversions of Series A preferred shares would affect the determination of the number of common shares issuable in any future conversion of the remaining Series A preferred shares.

Answer to Comment 4: The counterparties do not hold any instruments that are considered in the computation of the conversion of the Series A Preferred stock. Exhibit 4.2 to the Form 8-K describes the method and manner of conversion of the Series A Preferred stock. The number of shares issuable based on a conversion of the Series A Preferred stock changes based on the total number of shares outstanding. The holders of the Series A Preferred stock will not make partial conversions of the shares. The purpose of the shares is to retain voting control of the company, and the three holders will not be submitting any partial conversions. The Company does not believe that the Form 8-K is required to be amended.

5. Given the number of outstanding common shares and common shares issuable for conversion or exercise of the Series B preferred shares, outstanding warrants, stock options, and convertible debt, it appears that the number of shares issuable to convert the Series A preferred shares would exceed the number of your authorized and unissued common shares. Tell us how you would respond to a conversion request under these circumstances.

Answer to Comment 5: There are currently 81,772,802 common shares outstanding. There are currently 1,120,000 shares of Series B preferred stock outstanding, there are currently 24,750,000 options outstanding, and there are 46,313,430 shares underlying the Series A preferred shares, there are 8,065,624 warrants outstanding, there are 4,957,288 options outstanding, and 853,333 shares underlying convertible debt, which, on a fully diluted basis would result in 143,082,477 common shares outstanding. That total does not exceed our authorized common shares.

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6. Please address the following observations regarding your accounting for and disclosures about your Series A and Series B convertible preferred stock. Tell us the reasons for the inconsistencies, clarify the extent to which changes represent error corrections, describe any underlying corporate actions including the dates, and explain how you propose to clarify these matters in your periodic reports.

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In your June 30, 2018 Form 10-K you reported a conversion of 180,000 Series B preferred shares into 2,880,000 common shares, based on the 1:16 conversion rate specified in the Certificate of Designation, and 70,000 Series B preferred shares outstanding at the end of the period.

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In your June 30, 2019 Form 10-K the corresponding activity appears to have been restated, with changes to the number of shares converted from 180,000 to 2,880,000, and having 1,120,000 Series B preferred shares outstanding as of June 30, 2018, yet there does not appear to be any labeling or disclosure about the restatement or any stock split.

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In conjunction with the apparent restatement described in the preceding point, we note that the combined number of Series A and Series B preferred shares as of June 30, 2017 did not change from the originally reported 7,000,000 shares, but was nevertheless reduced by the restated number of Series B preferred shares converted to yield 4,120,000 preferred shares outstanding as of June 30, 2018, rather than the 6,820,000 outstanding shares that had originally been reported as of this date.

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We understand that the 6,820,000 outstanding preferred shares initially reported as of June 30, 2018 reflected the 3,000,000 Series A preferred shares that were issued in your 2017 recapitalization/reverse merger, 3,750,000 additional Series A preferred shares that you reported as being subscribed in the transition period ended June 30, 2017, and 70,000 Series B preferred shares, reflecting an original 250,000 shares net of the 180,000 shares that were converted during your 2018 fiscal year.

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Given the composition described in the preceding point, and your disclosure indicating the restated combined number of Series A and Series B preferred shares of 4,120,000 reflects 3,000,000 Series A preferred shares and 1,200,000 Series B preferred shares, it is unclear what became of the 3,750,000 Series A preferred shares that were included in the 7,000,000 outstanding shares.

Answer to Comment 6: The number of Series B Convertible Preferred stock issued on March 23, 2017 in connection with the Merger Agreement with AP was 27,027 pre-split shares. After the 9.25 forward split on March 24, 2017 this represented 250,000 shares of Series B Preferred stock and the Company reported in the June 30, 2017 Form 10-K Note 3 Recapitalization footnote that these shares are outstanding beginning January 1, 2015.

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The Consolidated Statement of Equity reported in the June 30, 2017 Form 10-K reports the number of Preferred Stock Shares Outstanding for the periods January 1, 2015, December 31, 2015 and December 31, 2016 of 3,250,000. This represents 3,000,000 shares of Series A and 250,000 shares of Series B.

The Company reported in the June 30, 2017 Form 10-K, financial statement footnotes, Note 3 – Recapitalization, that the Company received cash to purchase the Series B Preferred stock in 2017 and recorded the cash received in connection with these shares as additional paid in capital. The Series B Preferred shares had a conversion feature of 16:1, therefore the Company elected to report these shares as converted and increased the number of Series B Preferred shares outstanding by 3,750,000.

The Consolidated Statement of Equity reported as of June 30, 2017 reflects the Series B Preferred shares increasing by 3,750,000 and Preferred Shares outstanding as of June 30, 2017 as 7,000,000 shares. This represented 3,000,000 series A and 4,000,000, Series B.

During 2018, 2,880,000 shares of Series B Preferred stock were converted into common stock. The Company made a presentation error in the June 30, 2018 Form-K and reported a reduction of 180,000 shares of Preferred Stock. This should have been 2,880,000 shares and was corrected in the June 30, 2019 Form 10-K.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures contained in the Form 10-K;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K;

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes the foregoing is responsive to the comments and questions raised by the Staff in its Comment Letter. If you have further questions or require additional clarifying information, please contact the undersigned at 720-235-0099. Thank you.

Sincerely,

/s/ Mark Breen

Mark Breen

Chief Financial Officer

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